Exhibit 99.3

31 May 2019

General Manager

The Company Announcements Office

Australian Securities Exchange

RESULTS OF ANNUAL GENERAL MEETING — 31 MAY 2019

In accordance with ASX Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act 2001 (Cth), Sundance Energy Australia Limited advises voting results of all resolutions and proxies received as set out in the proxy and voting summary below:

Resolution 1 - Adoption of Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
231,172,180 (61.40%)	135,110,888 (35.89%)	1,857,303	10,226,339 (2.71%)

The motion was carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
241,521,314 (64.12%)	135,120,888 (35.88%)	1,857,303

Resolution 2 - Election of Thomas L. Mitchell as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
366,897,738 (96.74%)	2,171,166 (0.57%)	1,131,330	10,229,639 (2.69%)

The motion was carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
377,269,557 (99.43%)	2,171,166 (0.57%)	1,141,330

Sundance Energy Australia Limited

A Ground Floor 28 Greenhill Rd Wayville SA 5034 | T (08) 8274 2128 | E inquiries@sundanceenergy.net www.sundanceenergy.com.au

Resolution 3 - Election of Judith D. Buie as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
367,586,484 (96.93%)	1,434,464 (0.38%)	1,179,286	10,229,639 (2.69%)

The motion was carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
377,958,303 (99.62%)	1,434,464 (0.38%)	1,189,286

Resolution 4 - Re-election of Henry Weldon Holcombe as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
304,351,278 (80.25%)	64,680,690 (17.05%)	1,128,266	10,269,639 (2.70%)

The motion was carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
314,763,097 (82.95%)	64,680,690 (17.05%)	1,138,266

Resolution 5 - Approval to issue Restricted Share Units to the Managing Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
234,134,628 (62.15%)	132,403,860 (35.14%)	2,072,359	10,229,639 (2.71%)

The motion was carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
244,487,062 (64.87%)	132,413,860 (35.13%)	2,072,359

Resolution 6 - Conditional Spill Resolution

As 35.88% of votes were cast against the adoption of the Remuneration Report, the Conditional Spill resolution was required.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	At Proxy Discretion
33,858,377 (9.06%)	329,618,708 (88.18%)	4,563,454	10,326,171 (2.76%)

The motion was not carried as an ordinary resolution on a poll, the details of which are:

For	Against	Abstain
33,868,377 (9.06%)	340,067,674 (90.94%)	4,563,051

The Board thanks shareholders for their support of the Company and acknowledges shareholder views and will continue to take these into account in the future.

For further information or other information, please contact:

Mike Hannell, Chairman	Damien Connor, Company Secretary
Tel: +61 8 8374 2128	Tel: +61 8 8274 2128